i2 TELECOM INTERNATIONAL, INC.

5070 Old Ellis Pointe

Suite 110

Roswell, Georgia 30076

(404) 567-4750

October 24, 2007

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	i2 Telecom International, Inc.
SB-2 Registration Statement filed June 28, 2007
SEC File No. 333-144108

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, i2 Telecom International, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form SB-2 (Registration No. 333-144108), together with all amendments and exhibits thereto. No securities have been sold in connection with this offering. The Registrant is requesting such withdrawal because the Registrant may undertake a subsequent private offering in reliance on Rule 155(c).

If you have any questions with respect to this letter, please do not hesitate to call Mary Ann Sapone, Esq., our legal counsel, at (707) 937-2059.

Very truly yours,

i2 TELECOM INTERNATIONAL, INC.

By:/s/ Paul R. Arena
Paul R. Arena, President and Chief Executive Officer